SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 2)
SP PLUS CORPORATION
 (Name of Issuer)
Common Stock, par value $0.001 per share
 (Title of Class of Securities)
78469C103
 (CUSIP Number)
R. Eric Emrich
L-A Financial Management, L.P.
2929 Arch Street
Suite 1650
Philadelphia, PA 19104-2868
 (215) 972-2200
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)
With a copy to:
Alison S. Ressler
Rita-Anne O’Neill
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, CA 90067-1725
 (310) 712-6600
May 10, 2017
 (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78469C103

1.	NAME OF REPORTING PERSON 2929 CPC Holdco, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(a) ☐ (b) ☑
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 1,341,251
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,341,251
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,341,251
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%*
14.	TYPE OF REPORTING PERSON (See Instructions) OO

*
Based on 22,488,641 shares of Common Stock outstanding as of May 9, 2017, as reported in the Preliminary Prospectus Supplement to the Registration Statement on Form S-3, filed by the Issuer with the Securities and Exchange Commission on May 11, 2017.

This Amendment No. 2 amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (“SEC”) on October 12, 2012 and amended on April 20, 2017.  Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect.  Terms used herein and not defined herein shall have the meaning ascribed thereto in the Original 13D, as amended.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following immediately prior to the last paragraph of Item 4:

On May 10, 2017, 2929 CPC Holdco agreed to participate in an underwritten offering under the Registration Rights Agreement (previously filed as Exhibit C to the Original 13D), subject to the terms and conditions of the Registration Rights Agreement and the Sponsor Agreement, respectively.

In connection with such proposed public offering, 2929 CPC Holdco agreed, subject to specified exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of the Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, for a period of 45 days after the execution of the underwriting agreement for such proposed offering (the “2017 Lock-Up Agreement”). The foregoing description of the 2017 Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the 2017 Lock-Up Agreement, attached hereto as Exhibit F, which is incorporated herein by reference.

On May 10, 2017, 2929 CPC Holdco, Kohlberg and the Issuer entered into an underwriting agreement (the “2017 Underwriting Agreement”) with Morgan Stanley & Co. LLC as the underwriter (the “Underwriter”) in connection with such proposed public offering. Pursuant to the 2017 Underwriting Agreement, 2929 CPC Holdco and Kohlberg each agreed to sell to the Underwriter, and the Underwriter agreed to purchase from each of 2929 CPC Holdco and Kohlberg, subject to the terms and conditions set forth therein, 974,585 and 2,625,415 shares of Common Stock, respectively, at a purchase price of $29.20 per share, which price was agreed to between the Company and the Underwriter, pursuant to the Company’s registration statement on Form S-3 (No. 333-187680) and the prospectus thereto, as supplemented by a preliminary prospectus supplement dated May 10, 2017 and a final prospectus supplement that will be filed with the SEC prior to the closing of the offering (the “May 2017 Offering”). Each of 2929 CPC Holdco and Kohlberg also granted the Underwriter a 30-day option to purchase from each of 2929 CPC Holdco and Kohlberg up to an additional 146,188 and 393,812 shares, respectively, of Common Stock at the same purchase price. The May 2017 Offering is expected to close on May 16, 2017. The foregoing description of the 2017 Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the 2017 Underwriting Agreement, attached hereto as Exhibit G, which is incorporated herein by reference.

CUSIP No. 78469C103

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following immediately prior to the second to last paragraph thereof:

The information included in Item 4 of this Amendment No. 2 is hereby incorporated by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following:

Exhibit F	Lock-Up Agreement, dated May 10, 2017, by 2929 CPC HoldCo, LLC.

Exhibit G	Underwriting Agreement, dated May 10, 2017, by and among SP Plus Corporation, 2929 CPC HoldCo, LLC, Kohlberg CPC Rep, L.L.C. and Morgan Stanley & Co. LLC.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: May 12, 2017	2929 CPC Holdco, LLC

	By:	/s/ Mark S. Kripke
		Name:	Mark S. Kripke
		Title:	Vice President

EXHIBIT INDEX

Exhibit	Title

Exhibit F	Lock-Up Agreement, dated May 10, 2017, by 2929 CPC HoldCo, LLC.

Exhibit G	Underwriting Agreement, dated May 10, 2017, by and among SP Plus Corporation, 2929 CPC HoldCo, LLC, Kohlberg CPC Rep, L.L.C. and Morgan Stanley & Co. LLC.